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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PolyMedix, Inc.
(Name of Issuer)
Common Stock, par value, $0.001 per share
(Title of Class of Securities)
73174C100
(CUSIP Number)
Nicholas Landekic &
Edward Smith
PolyMedix, Inc.
170 N. Radnor-Chester Road, Suite 300
Radnor, PA 19087
(484) 598-2400

With Copies To:

Jeffrey P. Libson, Esq.
Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn PA, 19312-1183
(610) 640-7800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73174C100

1	NAMES OF REPORTING PERSONS Nicholas Landekic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

PF or OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		3,104,640*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,104,640*

WITH	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,104,640*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

IN
* Includes options to purchase an aggregate of 1,932,640 shares of common stock, which are exercisable within 60 days of the date of this Schedule 13D.

Item 1. Security and Issuer
This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of PolyMedix, Inc. (the “Issuer”), a Delaware corporation. The Issuer’s principal executive offices are located at 170 N. Radnor-Chester Road, Suite 300, Radnor, Pennsylvania 19087.
Item 2. Identity and Background
This statement is filed on behalf of Nicholas Landekic (the “Reporting Person”). The Reporting person is the President, Chief Executive Officer and a Director of the Issuer. The Reporting Person’s business address is 170 N. Radnor-Chester Road, Suite 300 Radnor, Pennsylvania 19087. The Issuer’s principal business is a biotechnology company focused on treating life threatening, serious, acute infectious diseases and cardiovascular disorders with biomimetics.
During the past five years, the Reporting Person has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
As of the date of this initial statement on Schedule 13D, the Reporting Person beneficially owned 3,104,640 shares of Common Stock including options to purchase an aggregate of 1,932,640 shares of Common Stock, exercisable within 60 days of this Schedule 13D and as described in Item 5 below. Pursuant to an employment agreement (the “Employment Agreement”), dated as of July 30, 2002, between a predecessor entity of the Issuer, PolyMedix Pharmaceuticals, Inc. (formerly PolyMedix, Inc.), and the Reporting Person, the Reporting Person received 7.5% of PolyMedix Pharmaceuticals, Inc.’s then outstanding shares of common stock, par value $0.001 per share pursuant to a restricted stock grant (which equaled 720,000 shares of the Issuer’s Common Stock). These shares were not, and were not required to be, registered under the Act. These shares of restricted stock vested over sixteen equal quarterly installments over a four year period following their grant. The Reporting Person purchased with private cash funds stock units consisting of 40,000 shares of PolyMedix Pharmaceuticals, Inc. common stock and 46,000 shares of PolyMedix Pharmaceuticals, Inc. Series A Convertible Preferred Stock (the “Series A Shares”) in August of 2002. Such common stock and Series A Shares were converted into shares of Common Stock of the Issuer on a 2 for 1 basis, representing a total of 172,000 shares of Common Stock, as a result of the merger (the “Merger”) of PolyMedix Pharmaceuticals, Inc. with and into a wholly-owned subsidiary of BTHC II Acquisition Corp. on November 8, 2005. Following the Merger, BTHC II Acquisition Corp. changed its name to PolyMedix, Inc. In January 2005, the Reporting Person received a grant of 140,000 shares of PolyMedix Pharmaceuticals, Inc. common stock, which became 280,000 shares of Common Stock after giving effect to the 2 for 1 split in the Merger. All option grants and restricted stock grants were awarded as incentives for the recruitment and retention of the Reporting Person as the President and Chief Executive Officer of the Issuer (and its predecessor, as applicable) and to align his interests with those of the Issuer’s stockholders. Payment of the option price by the Reporting Person may be made pursuant to the Issuer’s Amended and Restated 2005 Omnibus Equity Compensation Plan (the “2005 Plan”) or the 2002 Equity Incentive Plan (the “2002 Plan”, and together with the 2005 Plan, the “Plans”), which permit payment of the option price by any of the following methods: (i) in cash, (ii) with the consent of the compensation committee of the Board of Directors of the Issuer (the “Committee”), by means of a “net settlement” whereby a number of shares equal to the difference between the number of shares as to which the option is then being exercised and the number of shares actually issued to the participant upon such net settlement will be deemed to have been received by us in satisfaction of the exercise price, (iii) through a broker in accordance with applicable laws, or (iv) with a combination of cash and shares with respect to options granted under the 2005 Plan or by such other method as approved by the Board with respect to options granted under the 2002 Plan. The Reporting Person must pay the option price and the amount of withholding tax due, if any, at the time of exercise.

Item 4. Purpose of Transaction
Other than the 172,000 shares of Common Stock acquired for investment purposes, the Reporting Person acquired the shares of Common Stock from compensatory awards, the purpose of which was for his recruitment and retention as the President and Chief Executive Officer of the Issuer and to align his interests with those of the Issuer’s stockholders.
The Reporting Person in his capacity as a shareholder of the Issuer does not currently have any plans or proposals related to the following, though he may develop them from time to time in the future:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of regulation pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Any such plans or proposals developed solely in the Reporting Person’s capacity as a director or officer of the Issuer would be considered beyond the scope of the disclosure requirements of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) As of the date of this initial statement on Schedule 13D, and based upon a total of 59,845,065shares of Common Stock outstanding, the Reporting Person beneficially owns 3,104,640 shares of Common Stock, representing approximately 5.0% of the Issuer’s outstanding Common stock comprised of: (i) 720,000 shares of Common Stock (after giving effect to the 2 for 1 split in the Merger), received through a restricted stock grant pursuant to the Employment Agreement, which have now vested; (ii) 172,000 shares of Common Stock (after giving effect to the 2 for 1 split in the Merger), originally purchased by the Reporting Person for cash in August of 2002; (iii) a grant of 280,000 shares of Common Stock (after giving effect to the 2 for 1 split in the Merger) in January 2005; (iv) 1,000,000 shares of Common Stock (after giving effect to the 2 for 1 split in the Merger) underlying options which are currently exercisable at an exercise price of $1.50 per share and which expire on August 10, 2015; (v) 500,000 shares of Common Stock underlying options which are currently exercisable at an exercise price of $1.50 per share and which expire on December 1, 2015; (vi) 160,417 shares of Common Stock underlying options which are currently exercisable or are exercisable within 60 days, at an exercise price of $2.85 per share and which expire on February 4, 2017; (vii) 216,667 shares of Common Stock underlying options which are currently exercisable or are exercisable within 60 days at an exercise price of $1.10 per share and which expire on January 22, 2018; and (viii) 55,556 shares of Common Stock underlying options which are currently exercisable or are exercisable within 60 days, at an exercise price of $1.18 per share and which expire on December 29, 2018.

(b) The Reporting Person has the sole power to vote and dispose of 3,104,640 shares of Common Stock beneficially owned by him (including 1,932,640 shares, which the Reporting Person has the right to acquire upon the exercise of stock options or will have the right to acquire within the next 60 days upon the exercise of stock options).
(c) On December 30, 2008, the Issuer awarded the Reporting Person options to purchase 1,000,000 shares of Common Stock at an exercise price of $1.18 per share, which vest in thirty-six equal monthly installments beginning on the award date. These options expire on December 29, 2018.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Employment Agreement contains provisions granting to the Reporting Person shares of restricted stock in an amount equal to 7.5% of the then outstanding PolyMedix Pharmaceuticals, Inc. common stock, which after giving effect to the 2 for 1 split in the Merger, equaled 720,000 shares of Common Stock. These shares vested in sixteen equal quarterly installments over a four year period following their grant. Pursuant to the Employment Agreement, in the event the Reporting Person is terminated by the Issuer other than for “cause” or other than by reason of his “disability,” or he resigns for “good reason” (each as defined in the Employment Agreement), the Reporting Person will be entitled to full vesting of all unvested stock options and restricted stock previously granted to him and a cash payment equal to two-years of his then current base salary.
The award of options was conducted under and is governed pursuant to, the terms and conditions of the applicable Plan. Under the Plans, unless provided otherwise in the applicable grant instrument, the right to exercise any option terminates ninety (90) days following termination of the participant’s relationship with the Issuer for reasons other than death, disability or termination for “cause” as defined in the Plans. If the participant’s relationship with the Issuer terminates due to death or disability, unless provided otherwise in the applicable grant instrument, the right to exercise an option will terminate the earlier of one year following such termination or the original expiration date. If the participant’s relationship with the Issuer is terminated for “cause”, any option not already exercised will automatically be forfeited as of the date such termination. In the event of a Change of Control, as that term is defined in the Plan, of the Issuer, the Committee has discretion to, among other things, accelerate the vesting of outstanding grants, cashout outstanding grants or exchange outstanding grants for similar grants of a successor company. A Change of Control of the Isssuer will be deemed to have taken place upon the:
•	acquisition by any person of direct or indirect ownership of securities representing more than 50% of the voting power of the Issuer’s then outstanding stock;

•	consolidation or merger of the Issuer resulting in the stockholders of the Issuer immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event;

•	sale of substantially all of the Issuer’s assets;

•	liquidation or dissolution of the Issuer; or

•	occurrence of any similar transaction deemed by the Board to be a Change of Control.
In the discretion of the Committee, any cash or substitute consideration payable upon cancellation or redemption of a grant may be subjected to vesting terms substantially identical to those that applied to the cancelled or redeemed grant prior to the Change of Control.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Employment Agreement, dated July 30, 2002, by and between PolyMedix, Inc. and Nicholas Landekic (incorporated by reference to Exhibit 10.5 to Form 10-SB12G filed by the Issuer on April 5, 2006).

Exhibit 2	Amended and Restated 2005 Omnibus Equity Compensation Plan (incorporated by reference to Appendix A to the Issuer’s Definitive Proxy Statement filed on April 10, 2008).

Exhibit 3	2002 Equity Compensation Plan (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-8 (File No. 333-139686) filed on December 27, 2006).

Exhibit 4	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.13 of the Issuer’s Registration Statement on Form 10-SB (File No. 000-51895) filed on April 5, 2006).
Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2009

Date

/s/ Nicholas Landekic

Signature

Nicholas Landekic, President and Chief Executive Officer

Name/Title